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                             January 24, 2023

       Ziyang Long
       Chief Executive Officer
       Republic Power Group Ltd.
       158 Kallang Way #06-08
       Singapore, Republic of Singapore S349245

                                                        Re: Republic Power
Group Ltd.
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed January 13,
2022
                                                            File No. 333-266256

       Dear Ziyang Long:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 4 to Form F-1 filed January 13, 2023

       Management, page 53

   1. Please clarify whether Ziyang Long currently serves as the Chief Executive Officer or whether he will become
the Chief Executive Officer upon the effectiveness of the
                                                        registration statement
as the disclosure indicates. We note that Mr. Long is identified as the current Chief
Executive Officer on the signature page and that you entered an employment agreement
with Mr. Long on December 1, 2021 as your CEO and interim
                                                        CFO. To the extent that
there are revised or new employment agreements with Mr. Long or any other executive
officers, please discuss the material terms of those agreements.
 Ziyang Long
FirstName  LastNameZiyang
Republic Power  Group Ltd. Long
Comapany
January 24,NameRepublic
            2023         Power Group Ltd.
January
Page 2 24, 2023 Page 2
FirstName LastName
        You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff
Attorney, at 202-551-6388 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Joan Wu